Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

AMONG

DRA G&I FUND V REAL ESTATE INVESTMENT TRUST,

DRA CRT ACQUISITION CORP.

AND

CRT PROPERTIES, INC.

DATED AS OF JUNE 17, 2005

ARTICLE IV Representations and Warranties of Parent and MergerCo		25
4.1	Corporate Organization	25
4.2	Authority Relative to this Agreement	25
4.3	Consents and Approvals; No Violations	26
4.4	Brokers	26
4.5	Available Funds	27
4.6	Takeover Statutes	27

ARTICLE V Conduct of Business Pending the Merger		27
5.1	Conduct of Business by the Company	27
5.2	Distribution by Company of REIT Taxable Income	31

ARTICLE VI Covenants		31
6.1	Preparation of the Proxy Statement; Stockholders Meeting	31
6.2	Other Filings	32
6.3	Additional Agreements	32
6.4	No Solicitations	33
6.5	Officers’ and Directors’ Indemnification	34
6.6	Access to Information; Confidentiality	36
6.7	Public Announcements	37
6.8	Employee Benefit Arrangements	37
6.9	Company Rights Agreement	38
6.10	Certain Tax Matters	38
6.11	Environmental Reports	39

ARTICLE VII Conditions to the Merger		39
7.1	Conditions to the Obligations of Each Party to Effect the Merger	39
7.2	Conditions to Obligations of Parent and MergerCo	40
7.3	Conditions to Obligations of the Company	40
7.4	Frustration of Closing Conditions	41

ARTICLE VIII Termination, Amendment and Waiver		41
8.1	Termination	41
8.2	Effect of Termination	42
8.3	Fees and Expenses	44
8.4	Payment of Amount or Expense	44
8.5	Amendment	46
8.6	Extension; Waiver	46

ARTICLE IX General Provisions		46
9.1	Notices	46
9.2	Certain Definitions	47
9.3	Terms Defined Elsewhere	50
9.4	Interpretation	52
9.5	Non-Survival of Representations, Warranties, Covenants and Agreements	52
9.6	Miscellaneous	52
9.7	Assignment; Benefit	52

9.8	Severability	53
9.9	Choice of Law/Consent to Jurisdiction	53
9.10	Waiver	53
9.11	Counterparts	53

COMPANY DISCLOSURE SCHEDULE

Section Title
2.1(f)	Company Stock Option Plans
3.1(a)	Good Standing
3.1(b)	Subsidiaries
3.1(c)	Compliance With Laws
3.3(a)	Company Stock Option Plans
3.3(c)	Company Options
3.3(d)	Restricted Stock Awards
3.3(e)	LTI and Out-Performance Awards
3.3(f)	Voting or Transfer
3.3(g)	Stock Obligations
3.3(h)	Registration
3.3(i)	Partnership Interests
3.4	Subsidiaries: Contractual Obligations
3.5	Other Interests
3.6	Consents and Approvals; No Violations
3.8	Company SEC Reports
3.9	Litigation
3.10	Absence of Certain Changes
3.11	Taxes
3.12(a)	Properties
3.12(b)	Encumbrances and Property Restrictions
3.12(c)	Title Insurance
3.12(d)	Permits
3.12(e)	Properties: No Violations
3.12(f)	Company Space Leases
3.12(g)	Performance; Payments
3.12(h)	Lessor Ground Leases
3.12(i)	Lessee Ground Leases
3.12(j)	Certain Circumstances
3.12(k)	Option Agreements; Rights of First Refusal
3.12(l)	Management Agreements
3.12(m)	Construction or Alterations
3.13	Environmental Matters
3.14(a)	Employee Programs
3.15	Labor and Employment Matters
3.19(a)	Material Contracts
3.19(b)	Loan Agreements
3.20	Insurance
3.21	Definition of the Company’s Knowledge
3.23	Employee Payments
5.1(c)	Existing Property Transactions
5.1(g)	Corporate Budget
5.1(m)	Litigation
6.5(b)	Officers’ and Directors’ Indemnification

6.8(a)	Employee Benefit Arrangements
6.8(c)	Company Obligations

EXHIBITS

Exhibit A	Legal Opinion of Goodwin Procter LLP

v

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 16, 2005, is made by and among DRA G&I FUND V REAL ESTATE INVESTMENT TRUST, a Maryland business trust (“Parent”), DRA CRT ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of Parent (“MergerCo”), and CRT Properties, Inc., a Florida corporation (the “Company”).

WHEREAS, the parties wish to effect a business combination through a merger of the Company with and into MergerCo (the “Merger”) on the terms and conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Florida Business Corporation Act (the “FBCA”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) and the Board of Directors of MergerCo have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, and Parent has approved this Agreement and the Merger as the sole stockholder of MergerCo; and

WHEREAS, Parent, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger, and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and intending to be legally bound, Parent, MergerCo and the Company hereby agree as follows:

ARTICLE I

The Merger

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, the Company and MergerCo shall consummate the Merger, pursuant to which (a) the Company shall be merged with and into MergerCo and the separate corporate existence of the Company shall thereupon cease and (b) MergerCo shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall remain a wholly owned subsidiary of Parent. From and after the Effective Time, MergerCo shall succeed to and assume all the rights and obligations of the Company. The Merger shall have the effects specified in Section 259 of the DGCL and Section 607.1106 of the FBCA.

1.2 Certificate of Incorporation and Bylaws.

(a) The name of the Surviving Corporation shall be “DRA CRT Acquisition Corp”.

(b) The amended and restated certificate of incorporation of MergerCo in the form provided within 10 Business Days of the date hereof by Parent and MergerCo and agreed to by the Company (which form shall provide, among other things, for 8½% Series A Cumulative Redeemable Preferred Stock having preferences, rights, voting powers and restrictions identical to the Series A Preferred Stock (as defined below) (such amended and restated certificate, the “Amended Charter”) shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by law.

(c) The bylaws of MergerCo, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided by law, by such certificate of incorporation or by such bylaws.

1.3 Effective Time. On the Closing Date, MergerCo and the Company shall duly execute and file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “DSOS”) in accordance with the DGCL and articles of merger (the “Articles of Merger”) with the Department of State for the State of Florida (the “FDOS”) in accordance with the FBCA. The Merger shall become effective upon the later of the filing date of the Certificate of Merger with the DSOS or the filing date of the Articles of Merger with the FDOS, or such later time which the parties hereto shall have agreed upon and designated in such filings in accordance with the DGCL and the FBCA as the effective time of the Merger but not to exceed ninety (90) days after the respective filing dates of the Certificate of Merger with the DSOS and the Articles of Merger with the FDOS (the “Effective Time”).

1.4 Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the second (2nd) Business Day) after all of the conditions set forth in Article VII (other than conditions that by their terms are required to be satisfied or waived at the Closing) shall have been satisfied or, to the extent permitted by applicable law, waived by the party entitled to the benefit of the same (unless extended by the mutual agreement of the parties hereto), and, subject to the foregoing, shall take place at 10:00 a.m., local time, on such date (the “Closing Date”) at the offices of Goodwin Procter LLP, 599 Lexington Avenue, New York, NY 10022, or at such other place as mutually agreed to by the parties hereto.

1.5 Directors and Officers of the Surviving Corporation. The directors of MergerCo immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of MergerCo immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Amended Charter and bylaws of the Surviving Corporation.

ARTICLE II

Merger Consideration; Conversion of Stock

2.1 Conversion of Company Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

(a) Capital Stock of MergerCo. Each share of common stock of MergerCo, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall represent one (1) share of the validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $0.01 per share.

(b) Cancellation of Parent-Owned and MergerCo-Owned Company Common Stock. Each issued and outstanding share of common stock of the Company, par value $.01 per share (the “Company Common Stock”) that is owned by Parent, MergerCo or any Subsidiary of Parent or MergerCo immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall automatically be canceled and retired and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall automatically be converted into the right to receive an amount in cash equal to Twenty Seven Dollars and Eighty Cents ($27.80) (the “Merger Consideration”); provided, that (i) if the Closing occurs after June 30, 2005, but before September 30, 2005, the Merger Consideration shall be increased by an amount equal to Thirty-Five Cents ($0.35) multiplied by a fraction, the numerator of which is the number of days from and including July 1, 2005 until the Closing Date, and the denominator of which is the actual number of days in the quarter. For the avoidance of doubt, the Merger Consideration payable at Closing shall not be increased pursuant to clause (i) above if the Company has previously paid its regular quarterly dividend for the fiscal quarter ending September 30, 2005 to holders of Company Common Stock pursuant to Section 5.1(a). The parties agree that the Merger Consideration shall not be increased under this Section 2.1(c) for or on account of any period subsequent to September 30, 2005.

(d) Cancellation and Retirement of Company Common Stock. As of the Effective Time, all shares of Company Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock (a “Certificate”) shall cease to have any rights with respect to such shares, except, in all cases, the right to receive the Merger Consideration, without interest, upon surrender of such Certificate in accordance with Section 2.2. The right of any holder of any share of Company Common Stock to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable tax law.

(e) Conversion of Company Preferred Stock. Each share of the Company’s 8½% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be converted into one (1) share of 8½% Series A Cumulative Redeemable Preferred Stock, par value $0.01, of the Surviving Corporation (“Surviving Corporation Preferred”). Each certificate representing shares of Series A Preferred Stock immediately prior to the Effective Time shall, as of the Effective Time, automatically represent an equivalent number of shares of Surviving Corporation Preferred.

(f) Cancellation of Company Stock Options. The Company shall use its commercially reasonable efforts to ensure that, at the Effective Time, each outstanding qualified or nonqualified option to purchase shares of Company Common Stock (“Company Stock Options”) under any employee stock option or compensation plan or arrangement of the Company (“Company Stock Option Plans”), whether or not exercisable at the Effective Time and regardless of the exercise price thereof, shall be cancelled, effective as of the Effective Time, in exchange for the right to receive at the Effective Time a single lump sum cash payment, equal to the product of (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, whether or not vested or exercisable, and (y) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (the “Option Merger Consideration”); provided that if the exercise price per share of any such Company Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be canceled without any cash payment being made in respect thereof. All payments under this paragraph shall be subject to any applicable withholding tax.

(g) Parent and MergerCo acknowledge that all restricted stock awards granted under the Company Stock Option Plans (the “Restricted Stock Awards”) shall vest in full immediately prior to the Effective Time so as to no longer be subject to any forfeiture or vesting requirements and all such shares of Company Common Stock shall be considered outstanding shares for all purposes of this Agreement, including receipt of the Merger Consideration.

(h) The Company shall take all actions necessary to ensure that (i) all outstanding rights (the “ESIP Rights”) under the Company’s 2005 Employee Stock Investment Plan (the “Company ESIP”) will be exercised immediately prior to the Effective Time on a final purchase date under such plan determined in accordance with such plan and (ii) the Company ESIP will terminate concurrently with such exercise of the outstanding rights thereunder. All such shares of Company Common Stock issued under the Company ESIP upon such exercise shall be considered outstanding shares for all purposes of this Agreement, including receipt of the Merger Consideration, but shall not have the right to vote on the Merger.

(i) Parent and MergerCo acknowledge that all long term incentive awards and out-performance plan awards granted pursuant to those certain performance-based long term incentive award agreements and the out-performance plan established under the Company’s Senior Management Compensation Plans as set forth in Section 3.3 of the

Company Disclosure Schedule shall, as of immediately prior to the Effective Time, no longer be subject to any forfeiture or vesting requirements and (unless and to the extent such awards are settled in cash) all shares of Company Common Stock issued in settlement of such awards shall be considered outstanding shares for all purposes of this Agreement, including receipt of the Merger Consideration, but shall not have the right to vote on the Merger.

2.2 Exchange of Certificates.

(a) Paying Agent. Prior to the mailing of the Proxy Statement, the Company shall appoint a bank or trust company reasonably satisfactory to the Company to act as Paying Agent (the “Paying Agent”) for the payment of the Merger Consideration and the Option Merger Consideration. By 10:00 am Eastern Time on the Closing Date, Parent shall deposit with the Paying Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, and for the benefit of holders of Company Stock Options for payment in accordance with Section 2.1(f), the aggregate Merger Consideration and Option Merger Consideration (such total deposited cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall make payments of the Merger Consideration and the Option Merger Consideration out of the Exchange Fund in accordance with this Agreement, the Articles of Merger and Certificate of Merger. The Company shall cooperate with Parent and any title company escrow agent to facilitate an orderly transfer of funds. The Exchange Fund shall not be used for any other purpose. Any and all interest earned on the Exchange Fund shall be paid to Parent.

(b) Stock Transfer Books. At the Effective Time, the common stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates representing ownership of the Company Common Stock outstanding immediately prior to the Effective Time shall cease to have rights with respect to such Company Common Stock, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Paying Agent or Parent for any reason shall be converted into the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby. On and after the Effective Time, a holder of a Company Stock Option shall have only the right to receive the Option Merger Consideration as provided in Section 2.1(f).

(c) Exchange Procedures. As soon as possible after the Effective Time (but in any event within three (3) business days), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or Certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.1: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass to the Paying Agent, only upon delivery of the Certificates to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration to which the holder thereof is entitled. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash payable in respect of the shares of Company Common Stock previously represented by such Certificate pursuant to the provisions of this Article II, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Section 2.2. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(d) No Further Ownership Rights in Company Common Stock or Company Stock Options Exchanged For Cash. The Merger Consideration paid upon the surrender for exchange of Certificates representing shares of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock exchanged for cash theretofore represented by such Certificates. The Option Merger Consideration paid with respect to Company Stock Options in accordance with the terms of this Article II and Section 2.1(f) shall be deemed to have been paid in full satisfaction of all rights pertaining to the canceled Company Stock Options and on and after the Effective Time the holder of a Company Stock Option shall have no further rights to exercise any Company Stock Option.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for twelve (12) months after the Effective Time shall be delivered to Parent and any holders of shares of Company Common Stock or Company Stock Options prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration or the Option Merger Consideration, as applicable.

(f) No Liability. None of Parent, MergerCo, the Surviving Corporation, the Company or the Paying Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of Merger Consideration or Option Merger Consideration, as applicable, from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Investment of Exchange Fund. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Surviving Corporation, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting of a bond to the satisfaction of Parent and the Paying Agent, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, pursuant to this Agreement.

2.3 Withholding Rights. The Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Stock Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or Company Stock Options in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.

2.4 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger.

2.5 Tax Treatment of Merger. The parties shall treat the Merger for all income tax purposes as a taxable purchase of assets by MergerCo in exchange for the Merger Consideration and the assumption of liabilities of the Company followed by a liquidating distribution of the Merger Consideration to the shareholders of the Company.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the disclosure schedules delivered at or prior to the execution hereof to Parent and MergerCo (the “Company Disclosure Schedule”) the Company represents and warrants to Parent and MergerCo as follows:

3.1 Existence; Good Standing; Authority; Compliance with Law.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida. Except as set forth in Section 3.1(a) of the Company Disclosure Schedule, the Company is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(b) Each of the Subsidiaries of the Company listed in Section 3.1(b) of the Company Disclosure Schedule (the “Company Subsidiaries”) is a corporation, limited partnership or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Except as set forth in Section 3.1(b) of the Company Disclosure Schedule, each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary has all requisite corporate or other power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The Company has no other Subsidiaries other than the Company Subsidiaries. Neither the Company nor any Company Subsidiary has any predecessors other than as set forth on Section 3.1(b) of the Company Disclosure Schedule. Section 3.1(b) of the Company Disclosure Schedule (as supplemented by the Company and provided to Parent within 10 Business Days of the date hereof), will state for each Company Subsidiary, (A) its exact legal name; (B) its corporate business form and jurisdiction and date of formation; (C) its federal employer identification number; (D) its headquarters address, telephone number and facsimile number; (E) all fictitious, assumed or other names of any type that are registered or used by it or under which it has done business at any time since such company’s date of formation; and (F) since January 1, 1998, any name changes, recapitalizations, mergers, reorganizations or similar events since its date of formation.

(c) Except as set forth in Section 3.1(c) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which the Company or any Company Subsidiary or any of their respective properties or assets is subject, where such violation, alone or together with all other violations, would reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their businesses as now conducted, except where the failure to obtain any such license, permit or authorization or to take any such action, alone or together with all other such failures, would not reasonably be expected to have a Company Material Adverse Effect.

(d) The Company has previously provided or made available to Parent true and complete copies of the articles of incorporation and bylaws and the other charter documents, bylaws, organizational documents and partnership, limited liability company and joint venture agreements (and in each such case, all amendments thereto) of the Company and each of the Company Subsidiaries as in effect on the date of this Agreement.

3.2 Authorization, Takeover Laws, Validity and Effect of Agreements.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder. Subject only to the approval of this Agreement by the holders of shares of Company Common Stock, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of the Company. In connection with the foregoing, the Company Board has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar federal or state statute inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement. This Agreement, assuming due and valid authorization, execution and delivery hereof by Parent and MergerCo, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity.

(b) The Company Board has amended the Rights Agreement, dated as of September 30, 1990, between the Company and Wells Fargo Bank Minnesota, N.A., as successor Rights Agent thereunder (the “Company Rights Agreement”), prior to the execution of this Agreement so as to provide that (i) (A) none of Parent nor MergerCo nor any of their affiliates or associates will become an “Acquiring Person” (as defined in the Company Rights Agreement) and (B) no “Stock Acquisition Date” or “Distribution Date” (each as defined in the Company Rights Agreement) will occur, in each case, as a result of the approval, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (ii) the Company Rights Agreement will terminate immediately prior to the Effective Time.

3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of June 15, 2005 (i) 31,818,993 shares of Company Common Stock were issued and outstanding, (ii) 2,990,000 shares of Company Preferred Stock were issued and outstanding, which have been designated as Series A Preferred Stock, (iii) 1,197,228 shares of Company Common Stock have been authorized and reserved for issuance pursuant to the Company’s Stock Option Plans as listed in Section 3.3(c) of the Company Disclosure Schedule, subject to adjustment on the terms set forth in the Company Stock Option Plans, and (iv) 1,715,028 Company Stock Options were outstanding. As of the date of this Agreement, the Company had no shares of Company Common Stock reserved for issuance other than as described above. All such issued and outstanding shares of capital stock of the Company are, and all shares thereof which may be issued prior to the Closing Date will be, when issued, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b) Neither the Company nor any Company Subsidiary has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(c) Except as set forth in Section 3.3(c) of the Company Disclosure Schedule and except for (i) the Company Stock Options, (ii) long term incentive awards set forth in Section 3.3(e) of the Company Disclosure Schedule or (iii) out performance plan awards set forth in Section 3.3(e) of the Company Disclosure Schedule, as of the date of this Agreement, there are not any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Company or any Company Subsidiary to issue, transfer, sell or repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary. Section 3.3(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of Company Stock Options, all of which are fully vested, including the name of the Person to whom such Company Stock Options have been granted, the number of shares subject to each Company Option and the per share exercise price for each Company Option. True and complete copies of all instruments (or the forms of such instruments) referred to in this Section 3.3(c) have been furnished or made available to Parent.

(d) Section 3.3(d) of the Company Disclosure Schedule sets forth a true, complete and correct list of the Restricted Stock Awards, including the name of the Person to whom such Restricted Stock Awards have been granted and the number of shares included in each Restricted Stock Award. True and complete copies of all instruments (or the forms of such instruments) referred to in this Section 3.3(d) have been furnished or made available to Parent. The Company has not issued any stock appreciation rights.

(e) Section 3.3(e) of the Company Disclosure Schedule sets forth a true, complete and correct list of all long term incentive awards and out performance plan awards granted pursuant to those certain performance-based long term incentive award agreements and the out-performance plan established under the Company’s Senior Management Compensation Plans, including the name of the Person to whom such awards were granted. True and complete copies of all instruments (or the forms of such instruments) referred to in this Section 3.3(e) have been furnished or made available to Parent.

(f) Except as set forth in Section 3.3(f) of the Company Disclosure Schedule, there are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of capital stock of the Company or which restrict the transfer of any such shares, nor does the Company have knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares.

(g) Except as set forth in Section 3.3(g) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any Company Subsidiary to issue, repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or any other securities of the Company or any Company Subsidiary.

(h) Except as set forth in Section 3.3(h) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

(i) The Company is the sole general partner of each of (i) CRT BFC Ltd., a Florida limited partnership and (ii) CRT BMWCX, Ltd., a Florida limited partnership (together, the “Partnerships”). Section 3.3(i) of the Company Disclosure Schedule sets forth a list of all holders of all units of partnership interests in the Partnerships (“Partnership Units”), such holder’s most recent address and the exact number and type (e.g., general, limited, etc.) of Partnership Units held. There are not any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate any Partnership to issue, transfer or sell any partnership interests of such Partnership. Except as set forth in Section 3.3(i) of the Company Disclosure Schedule, there are no outstanding contractual obligations of any Partnership to issue, repurchase, redeem or otherwise acquire any partnership interests of such Partnership. Except as set forth in Section 3.3(i) of the Company Disclosure Schedule, the partnership interests owned by the Company are subject only to the restrictions on transfer set forth in the relevant partnership agreement, and those imposed by applicable securities laws.

3.4 Subsidiaries. Section 3.1(b) of the Company Disclosure Schedule sets forth the name, jurisdictions of incorporation or organization of each Company Subsidiary. All issued and outstanding shares or other equity interests of each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 3.1(b) of the Company Disclosure Schedule and except for the Partnership Units listed on Section 3.3(i) of the Company Disclosure Schedule, all issued and outstanding shares or other equity interests of each Company Subsidiary are (i) owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances and (ii) free of all other restrictions (including restrictions on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) other than those set forth in the organizational documents and those imposed by applicable securities laws. There are not any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate any Company Subsidiary to issue, transfer or sell any equity interests of such Company Subsidiary. Except as set forth in Section 3.4 of the Company Disclosure Schedule, there are no outstanding contractual obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any equity interest of such Company Subsidiary.

3.5 Other Interests. Except for the interests in the Company Subsidiaries set forth in Section 3.1(b) of the Company Disclosure Schedule and except as set forth in Section 3.5 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person (other than investments in short-term investment securities). Except as set forth in Section 3.4 and 3.5 of the Company Disclosure Schedule, no Affiliate of the Company or any Company Subsidiary owns any interest or investment (whether equity or debt) in any Company Subsidiary.

3.6 Consents and Approvals; No Violations. Except as set forth in Section 3.6 of the Company Disclosure Schedule, assuming the approval of this Agreement by holders of the Company Common Stock and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” laws, the HSR Act or any other antitrust laws and (b) for filing of the Certificate of Merger and the Articles of Merger, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the organizational documents of the Company or any Company Subsidiary, (ii) require any filing by the Company with, notice to, or permit, authorization, consent or approval of, any state or federal government or governmental authority or by any United States or state court of competent jurisdiction (a “Governmental Entity”), (iii) result in a violation or breach by the Company of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract to which the Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any Company Subsidiary or any of its respective properties or assets (collectively, “Laws”), excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Merger, (B) otherwise prevent or materially delay performance by the Company of its material obligations under this Agreement or (C) reasonably be expected to have a Company Material Adverse Effect.

3.7 No Restraints. Neither the Company nor any Company Subsidiary is or will be subject to any outstanding judgment, order, restraining order, and/or injunction (temporary or otherwise), decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity or other legal restraint or prohibition, or is party to any written agreement, consent agreement or memorandum of understanding that materially restricts the conduct of its business or that relates to policies, affairs, managements or its business, except any such judgments, orders, injunctions, decrees, statutes, laws, ordinances, rules, regulations or restrictions that would not have a Company Material Adverse Effect.

3.8 SEC Reports. Except as set forth in Section 3.8 of the Company Disclosure Schedule, the Company has filed (and, from the date hereof until the Closing Date, will file) all required forms and reports (and all certificates required pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”)) with the SEC since January 1, 2003 (collectively, the “Company SEC Reports”), all of which were (and will be) prepared in all material respects in accordance with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations promulgated thereunder (the “Securities Laws”). As of their respective dates, the Company SEC Reports (a) complied as to form in all material respects with the applicable requirements of the Securities Laws and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) complied as to form, as of their report filing dates, in all material respects with the Securities Laws and fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. To the knowledge of the Company, there are no outstanding and unresolved comments from the SEC with respect to any of the Company SEC reports. No Company Subsidiary is required to make any filing with the SEC. The Company has established and maintains disclosure controls and procedures for the purposes of Rules 13a-15 and 15d-15 of the Exchange Act in all material respects. Those disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Chief Executive Officer and its Chief Financial Officer by others within those entities and such disclosure controls and procedures are effective to perform the functions for which they were established. The Company’s auditors and the Audit Committee of the Board have been advised of: (i) any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal controls. Since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

3.9 Litigation. Except as set forth in the Company SEC Reports or in Section 3.9 of the Company Disclosure Schedule, (a) there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries and (b) neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Entity or the person which, in the case of (a) or (b), would, individually or in the aggregate, (i) prevent or materially delay the consummation of the Merger, (ii) otherwise prevent or materially delay performance by the Company of any of its obligations under this Agreement or (iii) reasonably be expected to have a Company Material Adverse Effect. Section 3.9 of the Company Disclosure Schedule sets forth any suit, claim, action, proceeding or investigation that is, to the knowledge of the Company, pending or threatened against the Company or any of the Company Subsidiaries and any outstanding order, writ, judgment, injunction or decree of any Governmental Entity or other person against the Company or any Company Subsidiary.

3.10 Absence of Certain Changes. Except as disclosed in the Company SEC Reports or in Section 3.10 of the Company Disclosure Schedule, from March 31, 2005 through the date hereof, the Company and the Company Subsidiaries have conducted their businesses only in the ordinary course of business and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (other than the regular quarterly dividend paid to holders of Company Common Stock on April 29, 2005); (b) any material commitment, contractual obligation (including, without limitation, any management or franchise agreement or any lease (capital or otherwise) or any letter of intent), borrowing, liability, guaranty, capital expenditure or transaction (each, a “Commitment”) entered into by the Company or any of the Company Subsidiaries outside the ordinary course of business except for Commitments for expenses of attorneys, accountants, investment bankers and other services incurred in connection with the Merger; (c) any material change in the Company’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (d) any material change in its methods of reporting income and deductions for any Tax.

3.11 Taxes. Except as otherwise provided in Section 3.11 of the Company Disclosure Schedule:

(a) For the taxable year ended December 31, 1988 (the “Initial REIT Year”), and each taxable year ending thereafter, each of the Company and the Company Subsidiaries (i) has timely filed all material Tax Returns and reports required to be filed by it (after giving effect to any filing extension properly granted by a Governmental Entity have authority to do so), and all such returns and reports are true, accurate and complete in all material respects, and (ii) has paid (or the Company has paid on its behalf) within the time and manner prescribed by law, all material Taxes. The Company (i) for all taxable years commencing with January 1, 2000 through December 31, 2004 has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years and (ii) has operated since December 31, 2004 to the date hereof, and intends to continue to operate, in such a manner as to permit it to continue to qualify as a REIT. The most recent financial statements contained in the Company SEC Documents reflect an adequate reserve for all material Taxes payable by the Company and each Company Subsidiary for all taxable periods and portions thereof through the date of such financial statements. Each of the Company and the Company Subsidiaries has established on its books and records reserves in accordance with GAAP that are adequate for the payment of all material liabilities for Taxes accruing through the period covered by such books and records and until the Effective Time, shall continue to establish and maintain reserves that are adequate for the payment of all material liabilities for Taxes accruing through the Effective Time, assuming for these purposes the actual or deemed liquidation of the Company for federal income tax purposes as of such date. True, correct and complete copies of all federal, state and local Tax Returns for the Company and each Company Subsidiary with respect to the taxable years commencing on or after January 1, 1999 and all written communications with any taxing authority relating to such Tax Returns requested by Parent, MergerCo or their respective representatives have been delivered or made available to representatives of Parent. Section 3.11 of the Company Disclosure Schedule lists all federal and state income Tax Returns filed with respect to the Company and all the Company Subsidiaries for taxable periods commencing on or after January 1, 1999 that have been audited, and indicates those Tax Returns, if any, that currently are the subject of audit. No material unpaid deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of the Company Subsidiaries, including claims by any taxing authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns (as defined below) that the Company is, or may be, subject to taxation by that jurisdiction, and no requests for waivers of any statute of limitations in respect of Taxes have been made and no extensions of the time to assess or collect any such Tax are pending and no such waiver remains in effect. Neither the Company nor any of the Company Subsidiaries is a party to any pending action or proceedings by any taxing authority for assessment or collection of any material Tax, and no claim for assessment or collection of any material Tax has been assessed against it in writing.

(b) There are no Tax Protection Agreements. For purposes of this Section 3.11, “Tax Protection Agreements” shall mean any agreement to which the Company or any Company Subsidiary is a party pursuant to which (a) any liability to holders of Partnership Units relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a holder of Partnership Units, the Company or the Company Subsidiaries have agreed to (i) maintain a minimum level of debt or continue a particular debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) operate (or refrain from operating) in a particular manner, and/or (v) only dispose of assets in a particular manner; (c) limited partners of any Partnership have guaranteed debt of the Partnership; and/or (d) any other agreement that would require the general partner of a Partnership to consider separately the interests of the limited partners.

(c) For the purpose of this Agreement, (i) the term “Tax” or “Taxes” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, windfall profits, environmental (including taxes under Section 59A of the Code), franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, rollback, registration, value added, alternative or ad-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and (ii) the term “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(d) Any disposition of the assets of the Company and/or any of the Company Subsidiaries will not be subject to rules similar to Section 1374 of the Code as a result of an election under IRS Notice 88-19, or under temporary or final regulations under Section 337(d) of the Code, or otherwise. The Company has no earnings and profits accumulated in any “non-REIT year” within the meaning of Section 857(a)(2) of the Code.

(e) The Company and each of the Company Subsidiaries have withheld and paid all material Taxes required to have been withheld and/or paid in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder, or other third party.

(f) The Company has no class of outstanding stock that is not regularly traded on an established securities market under Section 1445(b)(6) of the Code.

(g) Neither the Company nor any of the Company Subsidiaries has requested, received or is subject to any written ruling of a taxing authority related to Taxes or has entered into any written and legally binding agreement with a taxing authority relating to Taxes.

(h) Other than the Tax Protection Agreements, neither the Company nor any of its Subsidiaries (i) is a party to or is otherwise subject to any Tax allocation or sharing agreement and (ii) has any liability for the Taxes of another person under law, by contract or otherwise.

(i) Neither the Company nor any of the Company Subsidiaries have made any payments, are obligated to make any payments, or are parties to an agreement that could obligate them to make any payments that will not be deductible under Section 280G of the Code with respect to any taxable year for which Tax Returns have not been filed.

(j) The Company has incurred no material liability for any Taxes under Sections 857(b), 860(c) or 4981 of the Code or IRS Notice 88-19 or Treasury Regulation Section 1.337(d)-5T, including, without limitation, any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code. Neither the Company nor any Company Subsidiary has incurred any material liability for Taxes other than in the ordinary course of business.

3.12 Properties.

(a) Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, the Company or one of the Company Subsidiaries owns fee simple title to or leasehold title to each of the real properties identified on Section 3.12(a) of the Company Disclosure Schedule (all such properties owned in fee or pursuant to a ground lease, the “Company Properties”), in each case (except as provided below) free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”).

(b) The Company Properties are not subject to any rights of way, written agreements, laws, ordinances and regulations affecting building use or occupancy, or reservations of an interest in title (collectively, “Property Restrictions”), except for (i) Encumbrances and Property Restrictions set forth in Section 3.12(b) or Section 3.19(b) of the Company Disclosure Schedule, (ii) Property Restrictions imposed or promulgated by law or any governmental body or authority with respect to real property (and, to the knowledge of the Company, the Company or any Company Subsidiary is not in default under any Encumbrances or Property Restrictions), including zoning regulations, provided they do not materially adversely affect the current use of any Company Property, (iii) Encumbrances and Property Restrictions disclosed on existing title policies or reports or existing surveys provided or made available to Parent; (iv) Encumbrances and Property Restrictions which would be shown on current title reports or current surveys so long as the same do not interfere with current use or would be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company Properties; and (v) mechanics’, carriers’, workmen’s, repairmen’s liens and other Encumbrances, Property Restrictions and other limitations of any kind, if any, which, individually or in the aggregate, are not material in amount, do not materially detract from the value of or materially interfere with the present use of any of the Company Properties subject thereto or affected thereby, and do not otherwise have a Company Material Adverse Effect and, in the case of clauses (i)-(iv) hereof, would not reasonably be expected to have a Company Material Adverse Effect.

(c) Except as listed on Section 3.12(c) of the Company Disclosure Schedule, the Company has made available to Parent all valid policies of title insurance in its possession insuring the Company’s or the applicable Company Subsidiaries’ fee simple or leasehold title to Company Properties and no material claim has been made against any such policy.

(d) Except as set forth in Schedule 3.12(d) to the Company Disclosure Schedule, (i) no certificate, permit or license from any Governmental Entity having jurisdiction over any of the Company Properties or any agreement, easement or other right that is necessary to permit the lawful and current use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all driveways, parking areas, detention ponds, roads and other means of egress and ingress to and from any of the Company Properties for an unlimited duration has not been obtained and is not in full force and effect, except for such failures to obtain and to have in full force and effect, which would not, individually, or in the aggregate, have a Company Material Adverse Effect, and (ii) neither the Company nor any Company Subsidiary has received notice of any violation of any Laws, Encumbrance or Property Restrictions affecting any of the Company Properties issued by any party or governmental authority which has not been cured, contested in good faith or which violations would not, individually, or in the aggregate, have a Company Material Adverse Effect and neither the Company nor any Company Subsidiary is in material violation of any Laws that pertain to the Company Properties that would individually, or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Except as provided for in Section 3.12(e) of the Company Disclosure Schedule and to the knowledge of the Company, neither the Company nor any Company Subsidiary has received any written notice to the effect nor has knowledge that (i) any condemnation or rezoning proceedings are pending or threatened with respect to any of the Company Properties, or (ii) any Laws including, without limitation, any zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation has been violated for any Company Property, which in the case of clauses (i) and (ii) above would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Company Property.

(f) Except as provided for in Section 3.12(f) of the Company Disclosure Schedule, the rent rolls for the Company Properties dated as of June 1, 2005, which previously have been made available to the Parent, list each lease or other right of occupancy that the Company or the Company Subsidiaries are party to as landlord with respect to each of the applicable Company Properties (the “Company Space Leases”), and are correct and complete in all respects (except for discrepancies that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect). The Company has made available to Parent correct and complete copies of all Company Space Leases, including all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, as of the date hereof (except for discrepancies or omissions that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect). Except as set forth in Section 3.12(f) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary, on the one hand, nor, to the knowledge of the Company or any Company Subsidiary, any other party, on the other hand, is in default under any Company Space Lease, except for defaults that are disclosed in the rent rolls or that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Except as provided for in Section 3.12(g) of the Company Disclosure Schedule, all work required to be performed, payments required to be made and actions required to be taken prior to the date hereof pursuant to any agreement entered into with a Governmental Entity in connection with or relating to the Company Properties including, but not limited to, a site approval, zoning reclassification, local improvement district, road improvement district, environmental remediation, abatement and/or mitigation have been performed, paid or taken, as the case may be, in accordance with applicable Laws, other than those where, individually or in the aggregate, the failure would not have or would not reasonably be expected to have a Company Material Adverse Effect.

(h) Section 3.12(h) of the Company Disclosure Schedule lists each ground lease to which the Company or any Company Subsidiary is party, as lessor. Each such ground lease is in full force and effect and is valid, binding and enforceable, to the knowledge of the Company, in accordance with its terms against the lessee thereunder, except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable Company Property. Except as listed in Section 3.12(h) of the Company Disclosure Schedule or which would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable Company Property, neither the Company nor any Company Subsidiary, on the one hand, nor, to the knowledge of the Company, any other party, on the other hand, is conducting operations and/or its business in material violation of Laws or are they in default under any such ground lease. Except as listed in Section 3.11(h) of the Company Disclosure Schedule or which would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable Company Property, neither the Company nor any Company Subsidiary has received written notice of, or given written notice of, any material default under any such ground lease which remains uncured. No option has been exercised under any of such ground leases, except options whose exercise has been evidenced by a written document as described in Section 3.12(h) of the Company Disclosure Schedule. The Company has made available to Parent a correct and complete copy of each such ground lease and all material amendments thereto.

(i) Section 3.12(i) of the Company Disclosure Schedule sets forth a correct and complete list of each ground lease pursuant to which the Company or any of its subsidiaries is a lessee (individually, “Ground Lease” and collectively, “Ground Leases”). Each Ground Lease is in full force and effect and is valid, binding and enforceable in accordance with its terms against (a) the Company or any of its subsidiaries, and (b) to the knowledge of the Company, the other parties thereto, except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable Company Property. Except as listed in Section 3.12(i) of the Company Disclosure Schedule or which would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable Company Property, the Company or any of its subsidiaries have performed all obligations required to be performed by it to date under each of the Ground Leases and neither the Company nor any of its subsidiaries, nor to the knowledge of the Company, any other party, is conducting operations and/or its business in violation of Laws or are they in default under any Ground Lease (and to the Company’s knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a default). Except as listed in Section 3.11(i) of the Company Disclosure Schedule or which would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable Company Property, neither the Company nor any Company Subsidiary has received written notice of, or given written notice of, any material default under any such Ground Lease which remains uncured. No option has been exercised under any of such Ground Leases, except options whose exercise has been evidenced by a written document as described in Section 3.12(i) of the Company Disclosure Schedule. The Company has made available to Parent a correct and complete copy of each Ground Lease and all amendments thereto.

(j) Except as set forth in Section 3.12(j) of the Company Disclosure Schedule or which would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending CAM or similar audits by any third party, (ii) there are no pending real property tax protests or related litigation and (iii) all rent and CAM (through 2004) have been properly calculated and billed to tenants pursuant to their leases.

(k) Except as set forth in Section 3.12(k) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has granted any unexpired option agreements or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of third Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or Ground Lease or any portion thereof.

(l) Except as set forth in Section 3.12(l) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any agreement relating to the management of any of the Company Properties by a party other than the Company or any wholly owned Company subsidiaries.

(m) Except as provided for on Section 3.12(m) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has any construction or alteration work in progress (or Commitments therefor) not in the ordinary course of business or the expected cost of which would be in excess of $2,500,000 for any Company Property.

3.13 Environmental Matters. Except as set forth in Section 3.13 of the Company Disclosure Schedule or as would otherwise not have a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries are, and have been, in compliance with all applicable Environmental Laws and permits and authorizations thereunder; (b) there is no administrative or judicial enforcement proceeding pending, or to the knowledge of the Company threatened, against the Company or any Company Subsidiary involving Hazardous Materials or toxic fungi or mold or arising under any Environmental Law; (c) neither the Company nor any Company Subsidiary or, to the knowledge of the Company, any legal predecessor of the Company or any Company Subsidiary, has received any written notice from any third party that it is potentially responsible under any Environmental Law for costs of response, property damage or for damages to natural resources, as those terms are defined under the Environmental Laws, at any location; (d) neither the Company nor any Company Subsidiary has transported or disposed of, or allowed or arranged for any third party to transport or dispose of, any waste containing Hazardous Materials at any location identified as requiring response action on the Comprehensive Environmental Response, Compensation, and Liability Information System or similar state database or any location proposed for inclusion on such lists; (e) the Company has no knowledge of any release on the real property owned or leased by the Company or any Company Subsidiary or predecessor entity of Hazardous Materials that would be reasonably likely to result in a requirement under any Environmental Laws to perform a response action, the incurrence of natural resource damages or in any material liability under the Environmental Laws; and (f) to the knowledge of the Company, none of the Company or any Company Subsidiary is required, by virtue of the transactions contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (A) to perform a site assessment for Hazardous Materials, (B) to remove or remediate Hazardous Materials, (C) to give notice to or receive approval from any governmental authority, or (D) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.

3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a list of every material employee benefit plan, including, but not limited to, such plans as defined in ERISA Section 3(3) (“Employee Programs”), currently maintained or contributed to (or with respect to which there is any obligation to contribute) by the Company or any ERISA Affiliate. Each Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s knowledge, no event has occurred and no condition exists that is reasonably expected to result in the revocation of any such determination.

(b) With respect to each Employee Program, the Company has provided, or made available, to Parent (if applicable to such Employee Program): (i) all documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, trust agreements); (ii) the most recent IRS determination letter with respect to such Employee Program under Code Section 401(a); (iii) the most recently filed IRS Forms 5500; (iv) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; and (v) any insurance policy related to such Employee Program.

(c) Each Employee Program has been administered in accordance with the requirements of applicable law, including, without limitation, ERISA and the Code, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, and has been and is being administered and operated in all material respects in accordance with its terms. No Employee Program is subject to Title IV of ERISA or is a multiemployer plan, within the meaning of ERISA Section 3(37).

(d) Full payment has been made, or otherwise properly accrued on the books and records of the Company and/or any ERISA Affiliate, of all amounts that the Company and any ERISA Affiliate are required under the terms of the Employee Programs to have paid as contributions to such Employee Programs on or prior to the date hereof and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of the Company and any ERISA affiliate through the Closing Date.

(e) Neither the Company, an ERISA Affiliate nor any person appointed or otherwise designated to act on behalf of the Company, or an ERISA Affiliate, has engaged in any transactions in connection with any Employee Program that is reasonably expected to result in the imposition of a material penalty or pursuant to Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material tax pursuant to Section 4975(a) of the Code.

(f) No material liability, claim, action, investigation, audit or litigation has been made, commenced or, to the knowledge of the Company, threatened with respect to any Employee Program (other than for benefits payable in the ordinary course of business).

(g) Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, no Plan provides for medical benefits (other than under Section 4980B of the Code or pursuant to state health continuation laws) to any current or future retiree or former employee.

3.15 Labor and Employment Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to their business. To the Company’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.

(b) Except as set forth in Section 3.15 of the Company Disclosure Schedule, there are no proceedings pending or, to the knowledge of the Company, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company of any of the Company Subsidiaries in connection with the employment relationship.

3.16 No Brokers. Neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or Parent or MergerCo to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger, except that the Company has retained Wachovia Capital Markets, LLC as its financial advisor in connection with the Merger. The Company has furnished to Parent a true, complete and correct copy of all agreements between the Company and Wachovia Capital Markets, LLC relating to the Merger, which agreements disclose all fees payable by the Company or any of its Affiliates to Wachovia Capital Markets, LLC.

3.17 Opinion of Financial Advisor. The Company has received an opinion of Wachovia Capital Markets, LLC. to the effect that the Merger Consideration is fair to the holders of shares of Company Common Stock from a financial point of view. A copy of such opinion shall be delivered to Parent promptly after the date hereof.

3.18 Vote Required . The affirmative vote of the holders of majority of the shares of outstanding Company Common Stock is the only vote of the holders of any class or series of capital stock of the Company or any Company Subsidiary, necessary to approve this Agreement.

3.19 Material Contracts.

(a) Except as set forth in Schedule 3.19(a) of the Company Disclosure Schedule, the Company SEC Reports list all Material Contracts. Except as set forth in Schedule 3.19(a) of the Company Disclosure Schedule, to the Company’s knowledge neither the Company nor any Company Subsidiary is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, nor will the consummation of the Merger result in any third party having any right of termination, amendment, acceleration, or cancellation of or loss or change in a benefit under any Material Contract, except for such terminations, amendments, accelerations, cancellations, losses or changes in a benefit that would not, individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect.

(b) Except for any of the following identified in the Company SEC Reports, Schedule 3.19(b) of the Company Disclosure Schedule sets forth (x) a list of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which the Company or any Company Subsidiary has outstanding any material Indebtedness, other than Indebtedness payable to the Company or a Company Subsidiary; (y) the respective principal amounts outstanding thereunder on March 31, 2005 and (z) any notice from lenders or insurance carriers requiring material repairs or other alterations to Company Properties.

3.20 Insurance. Section 3.20 of the Company Disclosure Schedule sets forth all material policies of insurance to which the Company or any Company Subsidiary is a party. The Company maintains insurance coverage with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance). There is no claim by the Company or any Company Subsidiary pending under any such policies which (a) has been denied or disputed by the insurer or (b) would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received by the Company with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

3.21 Definition of the Company’s Knowledge. As used in this Agreement, the phrase “to the knowledge of the Company” or any similar phrase means the actual (and not the constructive or imputed) knowledge of those individuals identified in Section 3.21 of the Company Disclosure Schedule.

3.22 Proxy Statement; Company Information. The information relating to the Company and the Company Subsidiaries to be contained or incorporated by reference in the Proxy Statement and any other documents filed with the SEC in connection herewith, will not, on the date the Proxy Statement is first mailed to holders of the Company Common Stock or at the time of the Company Shareholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made, except that no representation is made by the Company with respect to the information supplied by Parent for inclusion therein.

3.23 No Payments to Employees, Officers or Directors. Except as set forth in Schedule 3.23 of the Company Disclosure Schedule, (i) there is no employment or severance payment payable or other benefit due on a change of control or otherwise as a result of the consummation of the Merger or any of the other transactions contemplated hereby, with respect to any employee, officer or director of the Company or any Company Subsidiary; (ii) no Employee Program provides for any gross-up payment to any current or former employee in the event that such employee or former employee becomes subject to an excise tax or other penalty under Section 409A of the Code; and (iii) neither the execution of this Agreement, stockholder approval of this Agreement, nor the consummation of the transactions contemplated hereby will, alone or in conjunction with another event (e.g., termination of employment), result in payments under any of the Employee Programs which would not be deductible under Section 162(m) or Section 280G of the Code.

3.24 Intellectual Property. The Company and the Company Subsidiaries own, possess or hold valid rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of their businesses (collectively, the “Intellectual Property”). All of the Intellectual Property is owned or licensed by the Company or its subsidiaries free and clear of any and all Liens, and neither the Company nor any of its subsidiaries has forfeited or otherwise relinquished any Intellectual Property which forfeiture has resulted in, individually or in the aggregate, or would result in a Company Material Adverse Effect. The use of the Intellectual Property by the Company or its subsidiaries does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor, of any other Person, and there have been no claims made against the Company or any subsidiary, and neither the Company nor any of its subsidiaries has received any notice of any claim or otherwise has knowledge that any of the Intellectual Property is invalid or conflicts with the asserted rights of any other Person or has not been used or enforced or has failed to have been used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Intellectual Property, except, in all such cases, as would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.25 Investment Company Act of 1940. Neither the Company nor any of the Company Subsidiaries is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

3.26 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, the Company makes no representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, the Company Subsidiaries, or its or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company, notwithstanding the delivery or disclosure to Parent or its affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing.

ARTICLE IV

Representations and Warranties of Parent and MergerCo

Parent and MergerCo hereby jointly and severally represent and warrant to the Company as follows:

4.1 Corporate Organization.

(a) Each of Parent and MergerCo is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by the Parent to be conducted, except where the failure to be duly organized, existing and in good standing or to have such power and authority would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The articles of incorporation of each of Parent and MergerCo are in effect, and no dissolution, revocation or forfeiture proceedings regarding Parent or MergerCo have been commenced.

(c) Parent has made available to the Company correct and complete copies of the articles of incorporation and bylaws of Parent and the articles of incorporation and bylaws of MergerCo, as currently in effect.

4.2 Authority Relative to this Agreement.

(a) Each of Parent and MergerCo has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. No other corporate proceedings on the part of Parent or MergerCo, or any of their respective subsidiaries, are necessary to authorize this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and MergerCo and constitutes a valid, legal and binding agreement of each of Parent and MergerCo, enforceable against each of Parent and MergerCo in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b) The Boards of Directors of each of Parent and MergerCo have, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Merger and the other transactions contemplated hereby, and taken all corporate actions required to be taken by the Boards of Directors of each Parent and MergerCo for the consummation of the Merger and the other transactions contemplated hereby.

4.3 Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, state securities or blue sky Laws, the HSR Act or any other Antitrust Law, the filing and recordation of the Articles of Merger as required by the FBCA and the filing and recordation of the Certificate of Merger as required by DGCL, no filing with or notice to, and no permit, authorization, consent or approval of, (i) any Governmental Entity or (ii) any other third party, is necessary for the execution and delivery by each of Parent and MergerCo of this Agreement or the consummation by each of Parent and MergerCo of the Merger or any of the other transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither the execution, delivery or performance of this Agreement by each of Parent and MergerCo nor the consummation by each of Parent and MergerCo of the Merger or any of the other transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective articles or bylaws (or similar organizational documents) of each of Parent or MergerCo, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Encumbrance or result in the reduction or loss of any benefit) under, any of the terms, conditions or provisions of any loan note, bond, mortgage, credit agreement, reciprocal easement agreement, permit, concession, franchise, indenture, lease, license, contract, agreement or other instrument or obligation to which each of Parent or MergerCo, or any of their respective subsidiaries, is a party or by which any of them or any of their respective properties or assets may be bound or any Parent Permit (as hereinafter defined), or (iii) violate any Law applicable to each of Parent or MergerCo, or any of their respective subsidiaries, or any of their respective properties or assets, in each case with respect to (ii) and (iii) above, except as which would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the Merger based upon arrangements made by and on behalf of Parent or MergerCo or any of their subsidiaries.

4.5 Available Funds.

(a) Parent has or will have sufficient funds to, at the Closing (a) pay the aggregate Merger Consideration and aggregate Option Merger Consideration payable hereunder, (b) to the extent necessary, refinance the outstanding indebtedness of the Company, and (c) pay any and all fees and expenses in connection with the Merger or the financing thereof.

(b) Without prejudice to the fact that this Agreement does not provide for any financing condition or contingency whatsoever, Parent has provided to the Company a true, complete and correct copy of a financing commitment letter (the “Financing Letter”), and all amendments thereto, executed by a credible, nationally recognized lender of significant financial worth. Parent will provide to the Company any amendments to the Financing Letter, or any notices given in connection therewith, as promptly as possible (but in any event within twenty-four (24) hours).

4.6 Takeover Statutes. Each of Parent and MergerCo has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar federal or state statute inapplicable to this Agreement, the Merger and the transactions contemplated by this Agreement.

ARTICLE V

Conduct of Business Pending the Merger

5.1 Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as otherwise contemplated by this Agreement, the Company shall use its commercially reasonable efforts to, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to, carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice and in material compliance with all Laws, and use their commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their present officers and employees and preserve their goodwill, the Company’s status as a REIT, and their relationships with tenants and others having business dealings with them. The Company shall confer on a regular basis with Parent, report on operational matters and advise Parent orally and in writing of any Company Material Adverse Effect or any matter that could reasonably be expected to result in the Company being unable to deliver the certificate described in Section 7.2(a). Without limiting the generality of the foregoing, neither the Company nor any of the Company Subsidiaries will (except as expressly permitted by this Agreement or as contemplated by the transactions contemplated hereby, as set forth in Section 5.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing (it being understood that Parent shall respond within five (5) Business Days to the Company’s communications soliciting such consent from Parent, such consent not be unreasonably withheld, conditioned or delayed)):

(a) (i) split, combine or reclassify any shares of capital stock of the Company or (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of capital stock of the Company, except for: (A) a regular, quarterly cash dividend at a rate not in excess of

$0.35 per share of Company Common Stock, declared and paid in accordance with past practice, and corresponding regular quarterly distributions payable to holders of Partnership Units, provided that no dividend shall be paid hereunder on account of any period subsequent to September 30, 2005; (B) distributions payable to holders of Series A Preferred Stock in accordance with its terms as of the date of this Agreement; (C) dividends or distributions, declared, set aside or paid by any Company Subsidiary to the Company or any Company Subsidiary that is, directly or indirectly, wholly owned by the Company, and (D) distributions required for the Company to maintain its status as a REIT pursuant to Section 5.2.

(b) authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights) other than the (i) issuance of shares of Company Common Stock upon the exercise of Company Options outstanding on the date of this Agreement in accordance with their present terms, (ii) issuance of shares of Company Common Stock (or cash in an amount equal to the value thereof) upon the settlement of long term incentive awards and out performance plan awards in accordance with their present terms; (iii) the issuance of shares of Company Common Stock pursuant to and in accordance with the terms of the Company ESIP in effect as of the date of this Agreement, or (iv) the issuance of Company Common Stock in exchange for Partnership Units pursuant to the Partnership Agreement.

(c) except as set forth in Section 5.1(c) of the Company Disclosure Schedule (which sets forth all existing obligations in effect to purchase or sell real property and the purchases or sale price thereof), acquire, sell, encumber, transfer or dispose of any assets outside the ordinary course of business which are material to the Company or any of the Company Subsidiaries (whether by asset acquisition, stock acquisition or otherwise), except pursuant to obligations in effect on the date hereof;

(d) except in the ordinary course of business pursuant to credit facilities or other arrangements in existence as of the date hereof (including, without limitation, (i) payment of regular quarterly dividends as per Section 5.1(a); (ii) capital expenditures consistent with the Corporate Budget as per Section 5.1(g); and (iii) contractual obligations of the Company or Company Subsidiaries to other Company Subsidiaries or joint ventures), incur any amount of indebtedness for borrowed money, assume, guarantee, indemnify or endorse or otherwise become directly or indirectly responsible or liable for any indebtedness of a third party, issue or sell debt securities, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, or create or suffer any material lien thereupon, except in an amount equal to $10,000,000 in the aggregate;

(e) except pursuant to any mandatory payments under any credit facilities in existence on the date hereof, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any payment, discharge or satisfaction in the ordinary course of business consistent with past practice;

(f) (i) enter into any new lease (or renew or extend any existing lease) for vacant space at a Company Property except for leases of not more than 10,000 square feet that are on commercially reasonable terms consistent with the Company’s past practices; (ii) terminate, modify or amend any Company Space Lease (provided, however, the Company or Company Subsidiaries may terminate, modify or amend a Company Space Lease so long as such terminated Company Space Lease is promptly replaced and the replacement, modified or amended lease is for commercially reasonable terms consistent with the Company’s past practices); (iii) terminate or grant any reciprocal easement or similar agreements affecting a Company Property (unless contractually obligated to do so or in connection with a transaction otherwise permitted by this Agreement), (iv) consent to or enter into the sublease or assignment of any Company Space Lease;

(g) except as set forth in the Capital Expenditures & Reserves Budget set forth in Section 5.1(g) of the Company Disclosure Schedule (the “Corporate Budget”), authorize, commit to or make any equipment purchases or capital expenditures in excess of $100,000 per individual item (exclusive of any tenant improvements or leasing commissions);

(h) change any of the accounting principles or practices used by it (except as required by GAAP, in which case written notice shall be provided to Parent and MergerCo prior to any such change);

(i) except as required by law or as set forth in Section 3.23 of the Company Disclosure Schedule, (i) enter into, adopt, amend or terminate any Employee Program, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any of the Company Subsidiaries and one or more of their directors or executive officers, or (iii) except for normal increases in the ordinary course of business consistent with past practice and retention bonuses pursuant to the Company’s Severance and Stay Bonus Plan, increase in any manner the compensation or fringe benefits of any non-executive officer or employee or pay to any non-executive officer or employee any benefit not required by any Employee Program or arrangement as in effect as of the date hereof;

(j) grant to any officer, director or employee the right to receive any new severance, change of control or termination pay or termination benefits, grant any increase in the right to receive any severance, change of control or termination pay or termination benefits or enter into any new employment, loan, retention, consulting, indemnification, termination, change of control, severance or similar agreement with any officer, director or employee other than the grant of compensation and fringe benefits to any non-executive officer or employee hired after the date of this Agreement; provided, however; that consistent with the terms of this Agreement and Section 3.23 of the Company Disclosure Schedule, the Company may (i) accelerate the vesting and/or the payment of any existing benefits or awards and/or make any amendments to existing benefits, agreements or awards in order to facilitate such accelerated vesting and/or payments, and (ii) pay officers and key employees 2005 bonuses immediately prior to the Effective Time calculated in the manner set forth in Section 3.23 of the Company Disclosure Schedule;

(k) except to the extent required to comply with its obligations hereunder or with applicable law, amend its articles of incorporation or bylaws, limited partnership or limited liability company agreements, or similar organizational or governance documents;

(l) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization (other than the Merger or plans of complete or partial liquidation or dissolution of inactive Company Subsidiaries);

(m) except as set forth in Section 5.1(m) of the Company Disclosure Schedule, provided that such settlement does not exceed the amounts accrued therefor in the most recent balance sheet of the Company set forth in the Company SEC Reports, settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises for litigation where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $1,000,000 (or $2,500,000 in the aggregate) and which would not have or would not reasonably be likely to have a Company Material Adverse Effect;

(n) amend any term of any outstanding security of the Company or any Company Subsidiary;

(o) other than in the ordinary course of business, modify or amend any Material Contract to which the Company or any Company Subsidiary is a party or waive, release or assign any material rights or claims under any such Material Contract;

(p) permit any insurance policy naming the Company or any of its subsidiaries or officers or directors as a beneficiary or an insured or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be canceled, terminated or allowed to expire, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy;

(q) enter into an agreement to take any of the foregoing actions;

(r) except as expressly required for change in law or regulation, change any of its methods of reporting income and deductions for Federal income tax purposes, but only if such change would reasonably be expected to have a Company Material Adverse Effect; or

(s) create, renew or amend, or take any action that may result in the creation, renewal or amendment, of any agreement or contract or other binding obligation of the Company or any Company Subsidiary containing any material restriction on the ability of the Company or any Company Subsidiary to conduct its business as it is presently being conducted.

5.2 Distribution by Company of REIT Taxable Income. Notwithstanding anything to the contrary in this Agreement and subject to Section 5.1(a), prior to the Closing Date, the Company shall declare and pay a dividend to its shareholders distributing cash in an amount equal to the Company’s estimated “real estate investment trust taxable income” (as such term is used in Section 857(a) of the Code and reflecting any dividends previously paid during the tax year that would be expected to give rise to a dividends paid deduction for such tax year, but before reduction for the dividend contemplated by this Section 5.2) for the tax year of the Company ending with the Merger, plus any other amounts determined by the Company in its sole discretion to be required to be distributed in order for the Company to qualify as a REIT for such year and to avoid to the extent reasonably possible the incurrence of income or excise tax by the Company.

ARTICLE VI

Covenants

6.1 Preparation of the Proxy Statement; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement in preliminary form (the “Proxy Statement”) and the Company shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. Parent and MergerCo shall cooperate with the Company in connection with the preparation of the Proxy Statement, including, but not limited to, furnishing to the Company any and all information regarding Parent and MergerCo and their respective affiliates as may be required to be disclosed therein as promptly as possible after the date hereof. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger.

(b) If, at any time prior to the receipt of the approval of this Agreement by the holders of the Company Common Stock (collectively, “Company Shareholder Approval”), any event occurs with respect to the Company, any Company Subsidiary, Parent or MergerCo, or any change occurs with respect to other information to be included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company or Parent, as the case may be, shall promptly notify the other party of such event and the Company shall promptly file, with Parent’s input and cooperation, any necessary amendment or supplement to the Proxy Statement.

(c) The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the holders of the Company Common Stock (the “Company Shareholders Meeting”) for the purpose of seeking the Company Shareholder Approval. The Company shall use its commercially reasonable efforts to cause the Proxy Statement to be mailed to such holders as promptly as practicable after the date of this Agreement. The Company shall, through the Company Board, recommend to holders of the Company Common Stock that they give the Company Shareholder Approval (the “Company Recommendation”), except to the extent that the Company Board shall have withdrawn or modified its adoption of this Agreement and its recommendation in the Proxy Statement, as permitted by and determined in accordance with Section 6.4(b).

6.2 Other Filings. As soon as practicable following the date of this Agreement, the Company, Parent and MergerCo each shall properly prepare and file any other filings required under the Exchange Act or any other federal, state or foreign law relating to the Merger (including filings, if any, required under the HSR Act) (collectively, the “Other Filings”). Each of the Company, Parent and MergerCo shall promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Entity or official, and each of the Company, Parent and MergerCo shall supply the other with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings. The Company, Parent and MergerCo each shall promptly obtain and furnish the other (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Entity and which the parties reasonably deem appropriate.

6.3 Additional Agreements. Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, and subject at all times to the Company’s and its directors’ right and duty to act in a manner consistent with their fiduciary duties, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any public or private third party, including, without limitation, any that are required to be obtained under any federal, state or local law or regulation or any contract, agreement or instrument to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Merger, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Entity, and to use its best efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger.

6.4 No Solicitations.

(a) Except as permitted by this Agreement, the Company shall not, and shall not authorize or cause any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it, to (i) solicit, initiate or knowingly encourage (including by way of furnishing non-public information), any inquiries with respect to an Acquisition Proposal, or the making of any proposal that constitutes an Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal; provided, however, that, at any time prior to the approval of this Agreement by holders of the Company Common Stock, if the Company receives a bona fide Acquisition Proposal that was unsolicited or that did not otherwise result from a breach of this Section 6.4(a), the Company may furnish, or cause to be furnished, non-public information with respect to the Company and the Company Subsidiaries to the Person who made such Acquisition Proposal (a “Third Party”) and may participate in discussions and negotiations regarding such Acquisition Proposal if (A) the Company Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to be inconsistent with its duties to the Company or its shareholders under applicable law, and (B) the Company Board determines in good faith, after consultation with its financial advisors, that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal. The Company shall promptly, and in any event within three (3) Business Days, notify Parent orally and in writing after receipt by the Company of any Acquisition Proposal, including the material terms and conditions thereof, to the extent known. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose to Parent or MergerCo the identity of the Third Party making any Acquisition Proposal and, except as provided in Sections 6.4(b) and 8.1(e), shall have no duty to notify or update Parent or MergerCo on the status of discussions or negotiations (including the status of such Acquisition Proposal or any amendments or proposed amendments thereto) between the Company and such Third Party. Immediately after the execution and delivery of this Agreement, the Company will, and will instruct its subsidiaries, and their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Acquisition Proposal.

(b) Subject to Section 8.1(e) hereof, prior to the approval of the Agreement by holders of the Company Common Stock, the Company Board may not (i) withdraw or modify in a manner material and adverse to Parent or MergerCo, the Company’s Board adoption of this Agreement or its recommendation that holders of the Company’s Common Stock approve this Agreement, (ii) recommend an Acquisition Proposal to holders of the Company Common Stock or (iii) cause the Company to enter into any definitive agreement with respect to an Acquisition Proposal, unless, in each such case, a Superior Proposal has been made and (x) the Company Board determines in good faith, after consultation with outside counsel, that failure to take such action would be reasonably likely to be inconsistent with its duties to the Company or its shareholders under applicable law, and (y) the Company provides Parent with notice of its decision to withdraw or modify its approval or recommendation of this Agreement or the Merger. In the event that the Company Board makes such determination, the Company may enter into a definitive agreement to effect a Superior Proposal, but not prior to seventy-two (72) hours after the Company (A) has provided Parent with written notice that the Company Board has received a Superior Proposal and that the Company has elected to terminate this Agreement pursuant to Section 8.1(e) of this Agreement, (B) has set forth such other information required to be included therein as provided in Section 8.1(e); and (C) has otherwise complied with the Company’s obligations in the preceding sentence.

(c) Upon execution of this Agreement, the Company shall cease immediately, and cause to be terminated, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal.

(d) Nothing contained in this Section 6.5 shall prohibit the Company from at any time taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure required by Rule 14a-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A.

6.5 Officers’ and Directors’ Indemnification.

(a) In the event of any threatened or actual claim, action, suit, demand proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee, fiduciary or agent of the Company or any of the Company Subsidiaries (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer, employee, fiduciary or agent of the Company or any of the Company Subsidiaries, or is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the negotiation, execution or performance of this Agreement, any agreement or document contemplated hereby or delivered in connection herewith, or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising at or before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that the Company shall indemnify and hold harmless, and after the Effective Time, the Surviving Corporation and Parent shall indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each Indemnified Party against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising at or before or after the Effective Time), (A) the Company and, after the Effective Time, the Surviving Corporation and Parent shall promptly pay expenses in advance of the final disposition of any such threatened or actual claim, action suit, demand, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable law, (B) the Indemnified Parties may retain counsel satisfactory to them, and the Company, Parent and the Surviving Corporation shall pay all fees and expenses of such counsel for the Indemnified Parties within thirty (30) days after statements therefor are received, and (C) the Company and, after the Effective Time, Parent and the Surviving Corporation will use their respective reasonable best efforts to assist in the vigorous defense of any such matter; provided, however, that none of the Company, the Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and provided further that the Company, the Surviving Corporation and Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification by such entities of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 6.5, upon learning of any such threatened or actual claim, action, suit, demand, proceeding or investigation, shall promptly notify the Company and, after the Effective Time, the Surviving Corporation and Parent thereof; provided that the failure to so notify shall not affect the obligations of the Company, the Surviving Corporation and Parent except to the extent, if any, such failure to promptly notify materially prejudices such party.

(b) Parent and MergerCo each agree that all rights to indemnification existing in favor of, and all limitations on the personal liability of, each Indemnified Party provided for in the respective charters or bylaws (or other applicable organizational documents) of the Company and the Company Subsidiaries or otherwise in effect as of the date hereof shall survive the Merger and continue in full force and effect for a period of six (6) years from the Effective Time and, at the Effective Time, shall become the joint and several obligations of Parent, the Surviving Corporation and any applicable Company Subsidiary; provided, however, that all rights to indemnification in respect of any claims (each, a “Claim”) asserted or made within such period shall continue until the final disposition of such Claim. From and after the Effective Time, Parent and MergerCo each also agree to jointly and severally indemnify and hold harmless the present and former officers and directors of the Company and the Company Subsidiaries in respect of acts or omissions occurring prior to the Effective Time to the extent provided in any written indemnification agreements between the Company and/or one or more Company Subsidiaries and such officers and directors as listed in Section 6.5(b) of the Company Disclosure Schedule.

(c) Prior to the Effective Time, the Company shall purchase a non-cancelable extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in the same form as presently maintained by the Company, which shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company. Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor all obligations thereunder.

(d) Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.5 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.5 applies without the consent of each such affected indemnitee. This Section 6.5 is intended for the irrevocable benefit of, and to grant third party beneficiary rights to, the Indemnified Parties and their respective heirs and shall be binding on all successors of Parent and the Surviving Corporation. Each of the Indemnified Parties and their respective heirs shall be entitled to enforce the provisions of this Section 6.5.

(e) In the event that, following the Effective Time, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any Person or (iii) commences a dissolution, liquidation, assignment for the benefit of creditors or similar action, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.5.

6.6 Access to Information; Confidentiality.

(a) Between the date hereof and the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, (i) give Parent and its authorized representatives (including counsel, financial advisors and auditors) reasonable access during normal business hours, and upon reasonable advance notice, to all properties, including for the purpose of interviewing tenants and of requesting reasonable and customary estoppel letters therefrom and from parties to loan agreement, Encumbrances and Property Restrictions (provided no such requested estoppel letters will in any way affect the ability of the closing conditions in Article VII to be satisfied), facilities and books and records of the Company and the Company Subsidiaries, (ii) reasonably cooperate with Parent’s lenders (provided that the Company shall not be required to expend any funds or incur any liability in connection with such cooperation), (iii) permit such inspections as Parent may reasonably require, including environmental and physical inspections, and furnish Parent with such financial and operating data and other information with respect to the business, properties and personnel of the Company and the Company Subsidiaries as Parent may from time to time reasonably request, and (iv) cooperate with any reasonable restructuring request of Parent’s lenders (provided, that any such restructuring would not be effected prior to the Effective Time and nothing herein shall obligate the Company or any Company Subsidiary to take any irrevocable action or election prior to the Effective Time); provided, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any of the representations or warranties made by the Company hereto and all such access shall be coordinated through the Company or its designated representatives, in accordance with such reasonable procedures as they may establish.

(b) Except to the extent required to market Company Properties in a reasonable and customary manner prior to the Effective Time, prior to the Effective Time, Parent and MergerCo shall hold in confidence all such information on the terms and subject to the conditions contained in that certain confidentiality agreement between Parent and the Company dated April 13, 2005 (the “Confidentiality Agreement”); provided, that nothing in this Section 6.6(b) shall create or imply any liability of the Company or any Company Subsidiary to any third party; provided, further, that the failure to market, enter into purchase and sale or other agreements relating to Company Properties, or the failure to consummate the sales of any Company Properties by Parent, MergerCo or their Affiliates shall not in any way constitute a breach by the Company of its obligations under this Agreement nor constitute the failure of any condition set forth in Section 7.1 or 7.2. The Company consents to and agrees to provide reasonable access to prospective purchasers and their respective investors, partners, employees, accountants, agents and lenders to conduct due diligence during normal business hours and on such reasonable terms as the Company may stipulate; provided such parties are subject to the same confidentiality obligations as applicable to Parent and as set forth in this Agreement.

6.7 Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law or the applicable rules of any stock exchange or quotation system if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement of the Merger contemplated hereby no later than the opening of trading on the NYSE on the Business Day following the date on which this Agreement is signed.

6.8 Employee Benefit Arrangements.

(a) On and after the Closing, Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms all employment agreements, severance agreements, retention bonus agreements and performance cash bonus agreements (including pursuant to long term incentive awards and out-performance plan awards, except as the same shall have been settled in cash or Company Common Stock prior to the Effective Time) and all bonus, retention and severance obligations (including pursuant to the Severance and Stay Bonus Plan), of the Company or any Company Subsidiary, all of which are listed in Section 6.8(a) of the Company Disclosure Schedule, and as may otherwise be agreed to by the parties thereto, and the Company or Parent shall pay on the Closing Date to the applicable officers and employees listed in said Section 6.8(a) of the Company Disclosure Schedule, any amounts with respect to such agreements and obligations that are payable by their terms on or before the Closing Date, upon consummation of the Merger, or the Effective Time. In addition, and subject to compliance with applicable law, on and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor all promissory note and security agreements listed in Section 6.8(a) of the Company Disclosure Schedule, except as may otherwise be agreed to by the parties thereto; provided, however, that Parent shall not, and shall cause the Surviving Corporation to not, materially modify such agreements.

(b) For a period of at least one year following the Effective Time, Parent shall cause the Surviving Corporation to provide the employees of the Company and the Company Subsidiaries who remain employed by Parent or the Parent Subsidiaries after the Effective Time (the “Company Employees”) with at least the types and levels of employee benefits (including contribution levels) maintained from time to time by Parent or the Surviving Corporation for similarly-situated employees of Parent or the Surviving Corporation. Parent shall, and shall cause the Surviving Corporation to, treat, and cause the applicable benefit plans to treat, the service of Company Employees with the Company or the Company Subsidiaries (or their predecessor entities) attributable to any period before the Effective Time as service rendered to Parent or the Surviving Corporation for purposes of eligibility to participate, vesting and for other appropriate benefits, including, but not limited to, applicability of minimum waiting periods for participation. Without limiting the foregoing, Parent shall not, and shall cause the Surviving Corporation to not, treat any Company Employee as a “new” employee for purposes of any exclusions under any health or similar plan of Parent or the Surviving Corporation for a pre-existing medical condition, and any deductibles and co-pays paid under any of the Company’s or any of the Company Subsidiaries’ health plans shall be credited towards deductibles and co-pays under the health plans of Parent or the Surviving Corporation. Parent shall, and shall cause the Surviving Corporation, to use commercially reasonable efforts to make appropriate arrangements with its insurance carrier(s) to ensure such results.

(c) After the Effective Time, Parent shall cause the Surviving Corporation to honor all obligations which accrued prior to the Effective Time under the Company’s deferred compensation plans, supplemental retirement plans, management compensation plans, performance cash bonus plans and long-term incentive plans, that in any such case, are listed in Section 6.8(c) of the Company Disclosure Schedule.

6.9 Company Rights Agreement. The Company Board shall take all further action, if any, necessary in order to render the Company Rights Agreement inapplicable to the Merger and the other transactions contemplated by this Agreement.

6.10 Certain Tax Matters.

(a) The Company shall take all actions, and refrain from taking all actions, as are necessary to ensure that the Company will qualify for taxation as a REIT for U.S. federal income tax purposes for its tax year ending with the Merger. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary, to facilitate all reasonable requests of Parent with respect to maintenance of the Company’s REIT status for the Company’s 2005 taxable year;

(b) The Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and each Company Subsidiary required to be filed on or prior to the Closing Date, including applicable extensions (including timely filing of Tax Returns for the fiscal year ended December 31, 2004). Any such Tax Returns shall be prepared in a manner consistent with the historic Tax accounting practices of the Company (except as may be required under applicable Tax law). The Company shall pay all Taxes shown as due on such Tax Returns. The Company shall provide to Parent copies of such Tax Returns that are to be filed on or prior to the Closing Date at least fifteen (15) calendar days prior to the due date of such Tax Returns (including applicable extensions). The Company shall accept any and all reasonable comments of Parent with respect to such Tax Returns.

6.11 Environmental Reports. The Company shall take all necessary action to cause the environmental reports referenced in Section 3.13 of the Company Disclosure Schedule and the engineering reports relating to the Company Properties provided to Parent prior to the date hereof, to be issued by ATC Associates, Inc. to Parent within 10 Business Days following the date hereof.

ARTICLE VII

Conditions to the Merger

7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver by consent of the other party, at or prior to the Effective Time, of each of the following conditions:

(a) Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b) Other Regulatory Approvals. All material approvals, authorizations and consents of any Governmental Entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated.

(c) No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal, or (ii) otherwise prohibiting the consummation of the Merger; provided, however, that prior to a party asserting this condition such party shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

7.2 Conditions to Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent at or prior to the Effective Time:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) at and as of the Effective Time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the Effective Time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company, dated as of the Closing Date, to the foregoing effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company, dated as of the Closing Date, to the foregoing effect.

(c) Tax Opinion. Parent shall have received a tax opinion of Goodwin Procter LLP, dated as of the Closing Date and substantially in the form as attached as Exhibit A hereto (such opinion shall be subject to customary assumptions, qualifications and representations, including representations made by the Company and its subsidiaries, with such changes or modifications from the language set forth on such exhibits as may be deemed necessary or appropriate by Goodwin Procter LLP) relating to the Company’s qualification as a REIT under the Code for all taxable periods commencing January 1, 2000 through the Closing Date.

(d) Absence of Material Adverse Change. There shall not have occurred an event, change or occurrence that, individually or in the aggregate, has had a Company Material Adverse Effect.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:

(a) Representations and Warranties. Each of the representations and warranties of Parent and MergerCo contained in this Agreement shall be true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) at and as of the Effective Time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the Effective Time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and MergerCo, dated the Closing Date, to the foregoing effect.

(b) Performance of Obligations of Parent and MergerCo. Each of Parent and MergerCo shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and MergerCo, dated as of the Closing Date, to the foregoing effect.

(c) Financing. As of the Effective Time, Parent shall have funds sufficient to satisfy any and all of Parent’s or MergerCo’s obligations arising under or out of this Agreement, including without limitation, its obligations under Article II hereof.

7.4 Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to use its own commercially reasonable efforts to consummate the Merger and the other transactions contemplated hereunder.

ARTICLE VIII

Termination, Amendment and Waiver

8.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the receipt of Company Shareholder Approval:

(a) by the mutual written consent of Parent, MergerCo and the Company;

(b) by either of the Company, on the one hand, or Parent or MergerCo, on the other hand, by written notice to the other:

(i) if, upon a vote at a duly held meeting of holders of the Company Common Stock (or at any adjournment or postponement thereof), held to obtain the Company Shareholder Approval, the Company Shareholder Approval is not obtained;

(ii) if any Governmental Entity of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action (which order, decree, judgment, injunction or other action the parties hereto shall have used their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; or

(iii) if the consummation of the Merger shall not have occurred on or before December 31, 2005 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose failure to comply with any provision of this Agreement in a material respect has been the proximate cause of, or resulted in, the failure of the Merger to occur on or before the Drop Dead Date.

(c) by written notice from Parent to the Company, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and such condition is incapable of being satisfied by the Drop Dead Date;

(d) by written notice from the Company to Parent if Parent or MergerCo breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and such condition is incapable of being satisfied by the Drop Dead Date;

(e) by written notice from the Company to Parent, in connection with entering into a definitive agreement to effect a Superior Proposal in accordance with Section 6.4; provided, however, that prior to terminating this Agreement pursuant to this Section 8.1(e), the Company shall have provided Parent with at least three (3) Business Days prior written notice of the Company’s decision to so terminate. Such notice shall indicate in reasonable detail the material terms and conditions of such Superior Proposal, including the amount and form of the proposed consideration and whether such Superior Proposal is subject to any material conditions. An election by the Company to terminate this Agreement pursuant to this Section 8.1(e) shall not be effective until the Company shall have paid the Break-up Fee to Parent as provided in Section 8.2(b); or

(f) by written notice of Parent or MergerCo to the Company, if the Company Board shall (A) fail to include a recommendation in the Proxy Statement that the holders of the Company Common Stock vote to approve this Agreement, (B) withdraw or modify, in a manner material and adverse to Parent or MergerCo, such recommendation, or (C) recommend that the holders of the Company Common Stock accept or approve any Acquisition Proposal.

8.2 Effect of Termination.

(a) Subject to the remainder of this Section 8.2 and to Section 8.3, in the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, MergerCo or the Company and their respective directors, officers, employees, partners, stockholders or shareholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Sections 6.6(b) (Confidentiality), 6.7 (Public Announcements), 8.2 (Effect of Termination), 8.3 (Fees and Expenses) and Article IX (General Provisions); provided, however, that nothing contained in this Section 8.2(a) shall relieve any party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

(b) If this Agreement is terminated by the Company pursuant to Section 8.1(e), or by Parent or MergerCo pursuant to Section 8.1(f), then the Company shall pay to Parent, subject to the provisions of Section 8.4, an amount in cash equal to

$40,000,000 (the “Break-Up Fee”). If (A) prior to the Shareholder Meeting, an Acquisition Proposal shall have been made (and not subsequently withdrawn), (B) this Agreement is terminated by the Company or the Parent pursuant to Section 8.1(b)(i), or by Parent pursuant to Section 8.1(c) at a time when the Shareholder Approval has not been obtained, and (C) the Company consummates an Acquisition Proposal within twelve (12) months of such termination, then the Company shall pay to Parent the Break-up Fee. Payment of the Break-up Fee required by this Section 8.2(b) shall be payable by the Company to Parent by wire transfer of immediately available funds (i) in the case of termination of this Agreement by the Company under Section 8.1(e), concurrently with the effective date of such termination (i.e. following the three Business Days waiting period), (ii) in the case of termination of this Agreement by Parent or MergerCo under Section 8.1(f), within three (3) Business Days after the date of termination or (iii) in case of a situation contemplated by the second sentence of this Section 8.2(b), on the same Business Day as the consummation of such Acquisition Proposal. For the avoidance of doubt, the amount of any fees or expenses paid to Parent pursuant to Section 8.3 shall be deducted from the payment of any Break-up Fee required by this Section 8.2(b).

(c) Notwithstanding anything to the contrary in this Agreement, Parent and MergerCo hereto expressly acknowledge and agree that, with respect to any termination of this Agreement pursuant to Section 8.1(e), Section 8.1(f), Section 8.1(b)(i) or Section 8.1(c), in circumstances where the Break-up Fee is payable in accordance with Section 8.2(b), the payment of the Break-up Fee shall constitute liquidated damages with respect to any claim for damages or any other claim which Parent or MergerCo would otherwise be entitled to assert against the Company or any of the Company Subsidiaries or any of their respective assets, or against any of their respective directors, officers, employees, partners, managers, members or shareholders, with respect to this Agreement and the transactions contemplated hereby and shall constitute the sole and exclusive remedy available to Parent and MergerCo. The parties hereto expressly acknowledge and agree that, in light of the difficulty of accurately determining actual damages with respect to the foregoing upon any termination of this Agreement pursuant to Section 8.1(e), Section 8.1(f), Section 8.1(b)(i) or Section 8.1(c), in circumstances where the Break-up Fee is payable in accordance with Section 8.2(b), the rights to payment under Section 8.2(b): (i) constitute a reasonable estimate of the damages that will be suffered by reason of any such proposed or actual termination of this Agreement pursuant to Section 8.1(e), Section 8.1(f), Section 8.1(b)(i) or Section 8.1(c), and (ii) shall be in full and complete satisfaction of any and all damages arising as a result of the foregoing. Except for nonpayment of the amounts set forth in Section 8.2(b) or 8.3, Parent and MergerCo hereby agree that, upon any termination of this Agreement pursuant to Section 8.1(e), Section 8.1(f), Section 8.1(b)(i) or Section 8.1(c), in circumstances where the Break-up Fee is payable in accordance with Section 8.2(b), in no event shall Parent or MergerCo (i) seek to obtain any recovery or judgment against the Company or any of the Company Subsidiaries or any of their respective assets, or against any of their respective directors, officers, employees, partners, managers, members or shareholders, or (ii) be entitled to seek or obtain any other damages of any kind, including, without limitation, consequential, indirect or punitive damages.

8.3 Fees and Expenses.

(a) Except as set forth in Sections 8.3(b), 8.3(c) and 8.2, whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees, costs and expenses of agents, representatives, counsel and accountants shall be paid by the party incurring such fees, costs or expenses.

(b) If this Agreement is terminated by the Company pursuant to Section 8.1(d), Parent shall pay to the Company within three (3) Business Days after the date of termination all documented, reasonable out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of lawyers, accountants, financial advisors and investment bankers, incurred by the Company solely in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder; provided that such fees and expenses payable hereunder shall not exceed $10,000,000.

(c) If this Agreement is terminated (i) by the Company or by Parent because the Company Shareholder Approval shall not have been obtained, (ii) by Parent pursuant to Sections 8.1(c), or (iii) for the Company’s failure to satisfy the condition set forth in Section 7.2(c), the Company shall pay to Parent within three (3) Business Days after the date of termination, all documented, reasonable out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of lawyers, accountants, lenders, financial advisors, and investment bankers, incurred by such other party solely in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder; provided that such fees and expenses payable hereunder shall not exceed $10,000,000.

(d) If the Company fails to pay to Parent any amounts due under Section 8.2 or 8.3, the Company shall pay the reasonable costs and expenses (including, without limitation, reasonable legal fees and expenses) in connection with any action, including, without limitation, the filing of any lawsuit or other legal action, taken to collect payment.

The payment of expenses set forth herein is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto (whether at law or in equity).

8.4 Payment of Amount or Expense.

(a) In the event that the Company is obligated to pay Parent the Break-up Fee pursuant to Section 8.2(b) or the Company or Parent is obligated to pay the other the expenses set forth in Section 8.3 (collectively, the “Section 8.2 Amount”), the Company or Parent (the “Payor”) shall pay to the other party (the “Payee”) from the applicable Section 8.2 Amount deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Section 8.2 Amount and (ii) the sum of (1) the maximum amount that can be paid to the Payee without causing the Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(H) or 856(c)(3)(I) of the Code (“Qualifying Income”), as determined by the Payee’s independent certified public accountants, plus (2) in the event the Payee receives either (X) a letter from the Payee’s counsel indicating that the Payee has received a ruling from the IRS described in Section 8.4(b)(ii) or (B) an opinion from the Payee’s outside counsel as described in Section 8.4(b)(ii), an amount equal to the Section 8.2 Amount less the amount payable under clause (1) above. To secure the Payor’s obligation to pay these amounts, the Payor shall deposit into escrow an amount in cash equal to the Section 8.2 Amount with an escrow agent selected by the Payor and on such terms (subject to Section 8.3(b)) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Section 8.2 Amount pursuant to this Section 8.3(a) shall be made at the time the Payor is obligated to pay the Payee the such amount pursuant to Section 8.3 or Section 8.2(b), as applicable, by wire transfer or bank check.

(b) The escrow agreement shall provide that the Section 8.2 Amount in escrow or any portion thereof shall not be released to the Payee unless the escrow agent receives any one or combination of the following: (i) a letter from the Payee’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Payee without causing the Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Payee’s accountants revising that amount, in which case the escrow agent shall release such amount to the Payee, or (ii) a letter from the Payee’s counsel indicating that the Payee received a ruling from the IRS holding that the receipt by the Payee of the Section 8.2 Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, the Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Payee of the Section 8.2 Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Section 8.2 Amount to the Payee. The Payor agrees to amend this Section 8.4 at the request of the Payee in order to (x) maximize the portion of the Section 8.2 Amount that may be distributed to the Payee hereunder without causing the Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve the Payee’s chances of securing a favorable ruling described in this Section 8.3(b) or (z) assist Parent in obtaining a favorable legal opinion from its outside counsel as described in this Section 8.4(b). The escrow agreement shall also provide that any portion of the Section 8.2 Amount held in escrow for five years shall be released by the escrow agent to the Payor. The Payor shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

(c) For the avoidance of doubt, the escrow provisions of clauses (a) and (b) of this Section 8.4 shall only apply at the election of the relevant Payee, such election to be made in its absolute discretion.

8.5 Amendment. This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after any approval hereof by holders of the Company Common Stock; provided, however, that after any such approval, no amendment shall be made which by law requires further approval by such shareholders without obtaining such approval.

8.6 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other parties with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

General Provisions

9.1 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the parties at the following addresses or facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by the parties by like notice):

(a)	if to Parent or MergerCo:

c/o DRA Advisors LLC
220 East 42nd Street (27th Floor)
New York, N.Y. 10017
Attention:	Andrew Peltz
Jean Marie Apruzzese
Facsimile:	(212) 697-7403
(212) 697-7404

with a copy to:

Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174
Attention:	Martin Luskin, Esq.
Lawrence R. Wiseman, Esq.
Facsimile:	(917) 332-3714
(215) 988-6910

(b)	if to the Company:

CRT Properties, Inc.
225 NE Mizner Boulevard, Suite 200
Boca Raton, FL 33432
Attention:	William J. Wedge, Esq.
Facsimile:	(561) 862-5429

with a copy to:

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109
Attention:	Ettore A. Santucci, Esq.
John T. Haggerty, Esq.
Facsimile: (617) 523-1231

9.2 Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Proposal” shall mean any proposal or offer for any (a) merger, consolidation or similar business combination transaction involving the Company, the Partnership or any Significant Subsidiary of the Company (as defined in Rule 1-02 of Regulation S-X, but substituting 20% for the references to 10% therein), (b) sale or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange or any similar transaction), of any assets of the Company or the Company Subsidiaries representing 50% or more of the consolidated assets of the Company and the Company Subsidiaries, (c) issue, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 50% or more of the votes associated with the outstanding securities of the Company, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 50% or more of the outstanding shares of Company Common Stock, (e) recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction with respect to the Company or (f) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

“Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” shall mean any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means, with respect to the Company, an effect, event or change which has a material adverse effect on the assets, results of operations, or financial condition of the Company and the Company Subsidiaries on a consolidated basis taken as a whole, other than effects, events or changes arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (b) changes in general legal, regulatory, political, economic or business conditions or changes in generally accepted accounting principles that, in each case, generally affect industries in which the Company and the Company Subsidiaries conduct business, (c) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with tenants, lenders, partners or employees, (d) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (e) earthquakes, hurricanes or other natural disasters or (f) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet publicly announced revenue or earnings projections.

“Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, ambient air and any biota living in or on such media.

“Environmental Laws” means any federal, state or local statute, law, including common laws, ordinance, regulation, rule, code, or binding order, including any judicial or administrative order, consent decree, judgment, injunction, permitor authorization, in each case having the force and effect of law, relating to the pollution, protection, or restoration of the Environment, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means of the Company if it would have ever been considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(C).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Hazardous Materials” means any “hazardous waste” as defined in either the Resource Conservation and Recovery Act or regulations adopted pursuant to said act, any “hazardous substances” or “pollutant” or “contaminant” as defined in the Comprehensive Environmental Response, Compensation and Liability Act and, to the extent not included in the foregoing, any petroleum or fractions thereof and any materials subject to regulation under Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean, with respect to any Person, without duplication, (A) all indebtedness of such Person for borrowed money, whether secured or unsecured, (B) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (C) all capitalized lease obligations of such Person, (D) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof) and (E) all guarantees of such Person of any such Indebtedness of any other Person.

“IRS” means the United States Internal Revenue Service.

“Material Contracts” shall mean with respect to any Person: (a) all contracts, agreements or understandings with a customer of such Person or its Subsidiaries in the last fiscal year where such customer contracts, agreements or understandings in the aggregate account for more than 5% of such Person’s annual revenues; (b) all acquisition, merger, asset purchase or sale agreements entered into by such Person or its Subsidiaries in the last two fiscal years with a transaction value in excess of 5% of such Person’s consolidated annual revenues; and (c) any other agreements within the meaning set forth in Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“NYSE” means the New York Stock Exchange.

“Parent Material Adverse Effect” means, with respect to Parent or MergerCo, an effect, event or change which materially adversely affects the ability of Parent or MergerCo to perform their obligations hereunder or to consummate the Merger and other transactions contemplated hereby.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means any corporation more than 50% of whose outstanding voting securities, or any partnership, limited liability company, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by Parent or the Company, as the case may be.

“Superior Proposal” means an Acquisition Proposal which the Company Board determines in good faith, after consultation with its financial advisors, will be more favorable to holders of the Company’s Common Stock than the Merger (taking into account all of the terms and conditions of such Acquisition Proposal, including the financial terms, any conditions to consummation and the likelihood of such Acquisition Proposal being consummated).

9.3 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“Amended Charter”	Section 1.2(b)
“Articles of Merger”	Section 1.2
“Break-up Fee”	Section 8.2(b)
“Certificate”	Section 2.1(d)
“Certificate of Merger”	Section 1.2
“Claim”	Section 6.6(b)
“Closing”	Section 1.3
“Closing Date”	Section 1.3
“Commitment”	Section 3.10
“Company”	Preamble
“Company Board”	Recitals
“Company Common Stock”	Section 2.1(b)
“Company Disclosure Schedule”	Article III
“Company Employees”	Section 6.8(b)
“Company ESIP”	Section 2.1(h)
“Company Preferred Stock”	Section 3.3(a)
“Company Properties”	Section 3.12(a)
“Company Recommendation”	Section 6.1(d)
“Company Rights Agreement”	Section 3.2(b)
“Company SEC Reports”	Section 3.8
“Company Shareholder Approval”	Section 6.1(b)
“Company Space Leases”	Section 3.12(f)
“Company Stock Options”	Section 2.1(f)
“Company Stock Option Plans”	Section 2.1(f)

“Company Shareholders Meeting”	Section 6.1(d)
“Company Subsidiaries”	Section 3.1(b)
“Confidentiality Agreement”	Section 6.7
“DGCL”	Recitals
“Drop Dead Date”	Section 8.1(b)
“DSOS”	Section 1.2
“Effective Time”	Section 1.2
“Employee Programs”	Section 3.14(a)
“Encumbrances”	Section 3.12(a)
“Excluded Shares”	Section 2.1(b)
“Paying Agent”	Section 2.3(a)
“Financing Letter”	Section 4.5
“Governmental Entity”	Section 3.6
“Indemnified Parties”	Section 6.6(a)
“Intellectual Property”	Section 3.24
“Proxy Statement”	Section 6.1(a)
“Laws”	Section 3.6
“Lender”	Section 4.5
“Merger”	Recitals
“MergerCo”	Preamble
“Merger Consideration”	Section 2.1(c)
“FBCA”	Recitals
“Option Merger Consideration”	Section 2.1(f)
“Other Filings”	Section 6.2
“Parent”	Preamble
“Parent Board”	Recitals
“Partnership”	Section 3.3(i)
“Partnership Agreement”	Section 3.3(a)
“Partnership Units”	Section 3.3(i)
“Payee”	Section 8.3(a)
“Payor”	Section 8.3(a)
“Property Restrictions”	Section 3.12(b)
“Qualifying Income”	Section 8.3(a)
“REIT”	Section 3.11
“FDOS”	Section 1.2

“Section 8.2 Amount”	Section 8.3(a)
“Securities Laws”	Section 3.8
“Series A Preferred Stock”	Section 2.1(e)
“Surviving Corporation”	Section 1.1
“Surviving Corporation Preferred”	Section 2.1(e)
“Tax Protection Agreement”	Section 3.11
“Third Party”	Section 6.5(a)

9.4 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.

9.5 Non-Survival of Representations, Warranties, Covenants and Agreements. Except for Articles I and II, Sections 6.5 and 6.8 and any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time (a) none of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and (b) thereafter there shall be no liability on the part of any of Parent, MergerCo or the Company or any of their respective officers, directors, stockholders or shareholders in respect thereof. Except as expressly set forth in this Agreement, there are no representations or warranties of any party hereto, express or implied.

9.6 Miscellaneous. This Agreement (a) constitutes, together with the Confidentiality Agreement and the Company Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and is not intended to confer upon any other Person (except as set forth below) any rights or remedies hereunder and (c) may be executed in two or more counterparts which together shall constitute a single agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the federal and state courts located in Florida, this being in addition to any other remedy to which they are entitled at law or in equity.

9.7 Assignment; Benefit. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided that MergerCo may assign its rights and interests hereunder, upon three (3) Business Days prior written notice to the Company, to any Delaware corporation at least 75% owned, directly or indirectly, by DRA Growth and Income Fund V LLC. Notwithstanding anything contained in this Agreement to the contrary (except for the provisions of Sections 6.5 and 6.8 hereof which shall inure to the benefit of the Persons or entities benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.8 Severability. If any provision of this Agreement, or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

9.9 Choice of Law/Consent to Jurisdiction.

(a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

Each of the Company, Parent and MergerCo hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of Delaware Chancery Court for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in such court and agrees not to plead or claim in such court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. For purposes of implementing the parties’ agreement to appoint and maintain an agent for service of process in the State of Delaware, each of Parent and MergerCo does hereby appoint Corporation Services Company, 2711 Centerville Rd., Suite 400, Wilmington, DE 19808, as such agent, and the Company does hereby appoint The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801 as such agent.

9.10 Waiver. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

9.11 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile transmission of any signed original document shall be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.

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IN WITNESS WHEREOF, DRA G&I Fund V Real Estate Investment Trust, DRA CRT Acquisition Corp. and CRT Properties, Inc. have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DRA G&I FUND V REAL ESTATE INVESTMENT TRUST

By:	DRA Growth and Income Fund V LLC

	By:	Manageco V LLC

By:	/s/ Andrew Peltz
Name:		Andrew Peltz
Title:		Authorized Signatory

DRA CRT ACQUISITION CORP.

By:	/s/ Andrew Peltz
Name:		Andrew Peltz
Title:		Authorized Signatory

CRT PROPERTIES, INC.

By:	/s/ Thomas Crocker
Name:		Thomas Crocker
Title:		Chief Executive Officer

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